SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 8, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on November 8, 2013.

Buenos Aires, November 8, 2013

To:

Bolsa de Comercio de Buenos Aires

Re.: Sect. 63 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 63 of the rules and regulations in force, we furnish the following information in connection with the quarterly balance sheet for the nine-month period ended September 30, 2013:

		Expressed in AR$

1)	Income of the Period – Earnings
	Ordinary – Earnings	1,490,185
	Special	0
	Total	1,490,185

2)	Shareholders’ Equity
	Capital Stock	594,485
	Premium on share issue	398,750
	Shareholders’ Equity adjustments	4,511
	Legal reserve	1,500,169
	Special reserve for subordinated debt instrument	11,109
	Optional reserve	3,614,033
	Retained Income – Earnings	1,550,989
	Total Shareholders’ Equity	7,674,046

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,539,895	225,239,743	235,779,638	39,66
Others	695,775	358,009,755	358,705,530	60,34
Total	11,235,670	583,249,498	594,485,168	100.00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The controlling group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735; Mr. Carballo is domiciled at Esmeralda 130, 4th Floor and Mr. Brito Devoto at Sarmiento 447, Ciudad Autónoma de Buenos Aires.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2013

MACRO BANK INC.

By:	/s/ Jorge H. Brito
Name: Jorge Horacio Brito
Title: Chairman